MORSE, ZELNICK, ROSE & LANDER

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

October 25, 2006

WRITER’S DIRECT LINE

(212) 838-8040

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-4561

Attn: Timothy A. Geishecker

Dear Sirs & Mesdames:

Re:	Empire Financial Holding Company

Registration Statement on Form S-3

Filed on August 22, 2006

File Number 333-136822

Form 10-KSB and related amendments

File Number 001-31292

Form 10-QSB for the quarters ending

June 30, 2005 and 2006

General

1.

We see that you list the common stock underlying the warrants and note that you refer to options throughout your filing; however, we do not see that the warrants or options are registered. Please provide the staff your analysis regarding whether or not you relied on any exemptions in issuing the warrants and options and your plans about registering such warrants and options.

The warrants underlying shares of common stock included in the registration statement and referred to in the prospectus were all issued in transactions exempt from registration under the exemptions provided by Sections 4(2) or 4(6) of the Act, or Regulation D, all as now detailed in the revised “Selling Stockholder” section in the Prospectus. Any options referred to in the filing were not issued by the registrant in the transactions to which the Form S-3 registration statement relates. The warrants issued in these transactions all bore appropriate Securities Act legends and provided that upon exercise the underlying shares would be similarly legended.

While the registrant initially had no plan to register any of the warrants and convertible preferred stock, in view of your comments, we have now included these securities in the registration statement. We have not included those securities in the securities now being offered to the public by the prospectus.

2.

We note that in the 8-K filed on March 1, 2006, you disclosed that the articles of incorporation were amended to authorize the increase in Series E preferred shares up to 13,333. We also note that you sold 13,333 shares in 2005. Please confirm that these were not the same share, or if they were, how you sold shares that were not authorized.

The 13,333 shares of Series E Preferred Stock were the same as the shares covered by the amendment to the Articles of Incorporation filed in 2006. The registrant has a class of “blank check” preferred stock and specific series of preferred stock could be issued as authorized in a Certificate of Designation approved by the Board without stockholder approval. Upon authorization of the issuance of the Series E Preferred shares in 2005 the Board also authorized the filing of the amendment and this amendment was subsequently filed in 2006. The shares were not issued until 2006 though all proceeds had been received and the transaction closed in 2005.

3.

It is possible that the warrants and options are exercisable at this time and at the time when issued. Please provide the staff with your analysis as to how the exercise of the warrants is in compliance with Section 5 of the Securities Act of 1933.

The warrants are exercisable at this time although none have yet been exercised. As indicated above, the shares issuable upon exercise of the warrants will be issued in compliance with Section 5 of the Securities Act pursuant to the exemptions provided in Sections 4(2) and 4(6) of the Act or under Regulation D. Also as noted in our answer to comment 1, these securities are now included in the Registration Statement

4.

Please try not to use abbreviations that are not in everyday use or defined terms. However, if you must use them, please revise to define or provide a description of abbreviations when they are first used. For example, in the section on risk factors you first refer to EFG in the first paragraph of your description of net capital without stating that it is your subsidiary and you mention OSJ on the same page in your risk factor regarding substantial notes receivable without stating what it means.

We have provided definitions for abbreviations when first used and also eliminated a number of excessive uses of abbreviations by using common words in lieu thereof.

5.	Please include a description of your securities in accordance with Item 202 or Regulation S-B.

We have provided a description of the warrants and preferred stock. We have not provided a description of the common stock since, in accordance with Item 9 of the instructions to Form S-3, the information required by Item 202 may be excluded because “securities of the same class are registered pursuant to Section 12 of the Exchange Act”

Front of Registration Statement and Outside Front Cover of Prospectus

6.

It is not clear for the investor at what price your shares can be purchased, and we do not see disclosure regarding underwriters. If you will sell your shares at the market, please revise to state so here.

Information has been added to the cover page with respect to the plan of distribution and the prices that will prevail in that distribution. The offering is not underwritten.

Summary, page 1

7.

Item 503(a) provides that the registrant shall provide a brief overview of the key aspects of the offering. Your summary mentions your address and two sentences on your business. Please revise to discuss each of the key aspects of the offering, including but not limited to, more discussion regarding the selling shareholders, use of proceeds, the change in control of the company and the plan of distribution.

New paragraphs have been added to the overview to disclose the selling shareholders, use of proceeds to be received by the registrant on exercise of warrants or options, the plan of distribution and the change in control of the Company.

Where You Can Find More Information, page 1

8.	Please delete the fourth sentence of this paragraph. If you include a description in your prospectus, it must be complete.

The fourth sentence has been deleted as has the fifth sentence which follows from the fourth sentence.

9.	Please update the address of the Securities and Exchange Commission.

The address of Commission’s main office and that of its New York Regional Office have both been updated.

Incorporation of Documents by Reference, page 2

10.	Please revise to include the amendments to your annual report on Form 10-KSB and any other forms and amendments thereto that you have filed.

The second amendment to the Form 10-KSB has been specifically noted.

Risk Factors, page 3

11.	Please note that Item 503(c)(2) of Regulation S-B requires that “[t]he risk factor discussion must immediately follow the summary section.” Please revise.

The risk factor section has been moved to immediately follow the summary section.

12.	Please revise to expand the subcaptions in your section on risk factors to adequately describe the risk consistent with Item 503(c) of Regulation S-B.

Risk factor captions have been revised.

13.

We note many of your risk factors relate to your business; however, we see none related to the offering. Please revise to include risk factors that relate to the offering. If you do not believe that there are any, please advise us of that supplementally.

Additional risk factors related to the offering have been added.

14.

Please revise to expand the descriptions and the extent of your disclosure for each of your risk factors and concentrate on how the risk affects the investor, For example, your risk factor regarding “Control of Our Company” on page 4 provides factual information regarding ownership; however, it does not explain that such ownership makes it difficult for a shareholder to affect voting decisions nor does it disclose that control of the company changed last year.

We now identify the consequence of control by EFH Partners and the change in control in 2005.

15.

We note that you state “there is no assurance” regarding a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this in your risk factor regarding the substantial note receivable on page 3 and similar language in your filing.

The risk factor has been revised to identify the risk.

16.	In your risk factor regarding net capital on page 3, please revise to expand your discussion regarding who your prior principal was and that the NASD challenges the amount of $364,000,

The risk factor has been rewritten and now notes the NASD disagreement and identifies the former principal.

17.	Please revise to include or explain why you omit the risk of the American Stock Exchange delisting you that you included in your Font 10-KSB.

The risk factor regarding capital was omitted since the registrant does not consider that to be a particular risk now applicable to it. At year-end its stockholder equity was $5,167,256, which amount was increased to $8,339,156 at June 30, 2006 as a result of several financing transactions and improved results from operation. This amount exceeds required capital by more than $4,000,000.

Selling Security Holders page 6

18.

Please advise the staff whether or not any of your selling stockholders are broker-dealers or affiliates of broker-dealers. For any selling stockholders that are affiliates of broker-dealers, revise to confirm that the seller purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, the seller had no agreements or understandings directly or indirectly with any person to distribute the stock. If not, please revise to state that such selling stockholders are underwriters

The following selling stockholders are affiliates of broker-dealers:

Michael Jacks

William Corbett

Eduardo Cabrera

Bradley Gordon

EFH Partners, LLC

John Ligums, Jr.

Michael Jacks, William Corbett and Eduardo Cabrera are employees of Empire Financial Holding Company, but do not control Empire Financial Holding Company.

Bradley Gordon is a director of Empire Financial Holding Company.

EFH Partners, LLC is a controlling entity of Empire Financial Holding Company.

John Ligums, Jr. is an affiliate of a broker-dealer for which Empire provides back office services but is not controlled by or in control of Empire Financial Holding Company.

The prospectus has been revised with respect to all the above selling stockholders to confirm that the relevant selling stockholder purchased the stock to be sold pursuant to this prospectus, or the warrants which underlie that stock, in the ordinary course of business, and at the time of purchase of the securities to be resold, the selling stockholder had no agreements or understandings directly or indirectly with any person to sell the stock.

19.	Please revise to disclose how the selling shareholders received the shares and on what exemption(s) you relied.

The Selling Stockholder section has been revised to add disclosure as to how each selling stockholders acquired his shares and to note the Securities Act exemptions relied upon in connection with the applicable transaction.

Plan of Distribution, page 13

20.

Please revise to add disclosure that a post-effective amendment will be filed before any pledge, donee, or transferee can use this Prospectus. The post-effective amendment will name any such pledge, donee, or transferee. Similarly, a post-effective amendment will be filed in the event any agent, broker, dealer or other person or entity receives any compensation in addition to ordinary commissions. Such post-effective amendment will name any such persons or entities and the compensation arrangements will be disclosed.

Disclosure as to the filing of post-effective amendments before any pledgee, donee or transferee, other than a purchaser from a selling stockholder has been added. Disclosure has also been added with respect to the contents of post effective amendments and the potential payment of compensation as suggested in the above comment.

Item 17 Undertakings, page II-2

21.	Please revise to include the undertakings for warrants in accordance with Item

512 of Regulation S-B.

The undertaking for warrants under Item 512 of Regulation SB has been added.

22.	Please revise to include the updated undertaking regarding indemnification for liabilities arising under the Securities Act with respect to directors, officers and controlling persons.

An updated undertaking has been provided.

Exhibit 5.1

23.	We note that you discuss warrants and options in the registration statement; however, we do not see them mentioned in your legal opinion. Please revise to include all securities in your legal Opinion.

The legal opinion has been revised.

______________

Responses to your comments on Form 10-KSB for the fiscal year ended December 31, 2004, the Form 10-KSB Amendment No. 1 for the fiscal year ended December 31, 2005 and the Form 10-QSB for the fiscal quarter ended June 30, 2005 require amendments to those forms, we will file those amendments after you have confirmed that our responses to your comments are acceptable. In the interim we are responding to the comments and, where appropriate, providing drafts of the sections of those underlying forms showing the proposed amendments.

Form 10-KSB for Fiscal Year Ended December 31, 2004

24.	Please electronically submit, via EDGAR, your response to our comment letter dated December 7, 2005, which was sent via US mail and dated April 5, 2006.

Our mailed response to your comment letter has been Edgarized and will be filed immediately following the filing of this response letter.

25.

Please refer to Item 2 of your response dated April 5, 2006. In your determination of the fair value assigned to the warrants and common shares issued for $75,000, please tell us how you considered the market price of your common shares in determining the accuracy of the fair value assigned to the warrants. Please tell us the date this agreement to sell the shares and warrants was completed.

The agreements to sell the shares are dated as of December 15, 2004. The closing market prices for the common stock was $1.20 on December 14th and 15th of 2004. During the period from November 15th to December 15th the stock prices varied from a closing price of a dollar on November 15th to a daily high price of $1.39 on November 29th 2004.

Form 1O-QSB for Fiscal Quarter Ended June 30, 2005

Note 5: Equity and Stock Option Transaction, page 8

26.

Please refer to Item 5 of your response dated April 5, 2006. In your response it appears that the exercise price of the options granted was actually fixed; however, in your response dated November 2, 2005, you indicated that the stock options were issued at a variable exercise price. Please tell us the specific terms of the exercise of the options and the dates that the exercise price changed from the initial grant date, if at all, and revise your 2006 Form 10-Q as necessary to properly disclose and account for this feature.

The exercise price of the options was fixed.

The 2000 Stock Option Plan (Plan) document states in paragraph 6 that the option price per share is to be any price determined by the [Stock Compensation] Committee but never less than the fair market value of the shares on the grant date. Paragraph 7 of the Plan provides for a variety of methods and of payment and gives the Committee some discretion over the consideration and the methods by which an option holder may satisfy the exercise price. However, no changes in the exercise price occurred from the date of grant through June 30, 2005. The following are excerpts from the Plan:

“6. Option Price. The option price per Share of any Option shall be any price determined by the Committee but shall not be less than the par value per Share; provided, however, that in no event shall the option price per Share of any incentive Stock Option be less than the Fair Market Value of the Shares underlying such Option on the date such option is granted.

7. Exercise of Options. An Option shall be deemed exercised when (i) the Company has received written notice of such exercise in accordance with the terms of the Option, (ii) full payment of the aggregate option price of the Shares as to which the Option is exercised has been made, and (iii) arrangements that are satisfactory to the Committee in its sole discretion have been made for the Optionee’s payment to the Company of the amount that is necessary for the Company or Subsidiary employing the Optionee to withhold in accordance with applicable Federal or state tax withholding requirements. The consideration to be paid for the Shares to be issued upon exercise of an Option, as well as the method of payment of the exercise price and of any withholding and employment taxes applicable thereto, shall be determined by the Committee or the Board and may, in the discretion of the Committee or the Board, consist of: (1) cash, (2) certified or official bank check, (3) money order, (4) Shares that have been held by the Optionee for at least six (6) months (or such other Shares as the Company determines will not cause the Company to recognize for a financial accounting purposes a charge for compensation expense), (5) the withholding of Shares issuable upon exercise of the Option, (6) pursuant to a “cashless exercise” procedure, by delivery of a properly executed exercise notice together with such other documentation, and subject to such guidelines, as the Board or the Committee shall require to effect an exercise of the option and delivery to the Company by a licensed broker acceptable to the company of proceeds from the sale of Shares or a margin loan sufficient to pay the exercise price and any applicable income or employment taxes, or (7) such other consideration as the Committee or the Board deems appropriate, or by a combination of the above. In the case of an incentive stock option, the permissible methods of payment shall be specified at the time the option is granted. The Committee or the Board in its sole discretion may accept a personal check in full or partial payment of any Shares. If the exercise price is paid in whole or in part with Shares, or through the withholding of Shares issuable upon exercise of the Option, the value of the Shares surrendered or withheld shall be their Fair Market Value on the date the option is exercised. The Company in its sole discretion may, on an individual basis or pursuant to a general program established in connection with this Plan, lend money to an Optionee, guarantee a loan to an Optionee, or otherwise assist an Optionee to obtain the cash necessary to exercise all or a portion of an option granted hereunder or to pay any tax liability of the Optionee attributable to such exercise. If the exercise price is paid in whole or part with Optionee’s promissory note, such note shall (i) provide for full recourse to the maker, (ii) be collateralized by the pledge of the Shares that the Optionee purchases upon exercise of such option, (iii) bear interest at the prime rate of the company’s principal lender, and (iv) contain such other terms as the Board in its sole discretion shall reasonably require. No Optionee shall be deemed to be a holder of any shares subject to an Option unless and until a stock certificate or certificates for such Shares are issued to such person(s) under the terms of this Plan. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as expressly provided in Section 10 hereof”.

As fixed price options with a grant date of June 15th, 2003, the intrinsic value of these options was $32,400 based on a market price of $1.30 and an exercise price of $1.138 per option [200,000 × (1.30-1.138)]. That amount was recorded as compensation expense as required by APB 25.

We will amend the Form 10-QSB as follows:

During the quarter ending June 30, 2005, an officer of the Company exercised options covering 55,629 shares of the Company’s common stock, granted under the stock option plan, in a cashless exercise by delivering to the Company options exercisable at $1.138 per share covering 200,000 shares of the Company’s common stock. The Company recorded compensation expense of $32,400 related to this transaction.

Form 10-KSB —Amendment Number One for the Fiscal Year Ended on December 31, 2005 and Filed on May 2, 2006

General

27.

You should use no type Size smaller than the one that predominates in the filing. Currently, you use a small size type, for example in Items 10 and 11. Please revise the small size type throughout the Form 10-KSB.

We have advised our Edgar service that the small sized type should not be used in the Form 10-KSB. (The Edgar service has advised that they believe the small type was not in the actual filing but in courtesy copies provided since in producing those copies the type size in certain items was automatically reduced so that the filing could be contained on a single page. Where shareholders or others ask for copies of our filings we have always made sure that all type meets the requirements of the Act.)

Front of Registration Statement

28.	We note that you omit certain items from the front part of the registration statement. Please revise to include the following:

•	Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

•	Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.

We will amend the front page of the report to include the following:

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes ☐ No [X – Not applicable]

Item 5. Market for Common Equity, Related Stockholder Matters and Small... - page 18

29.	We note your stock transactions on page 19. Please provide a basis for the exemptions upon which you relied in issuing and selling the stock and revise in accordance with items 201 of Regulation S-B.

The report has been revised in accordance with Item 701 of Regulation S-B, including a statement regarding the exemptions relied upon in issuing and selling the securities, as follows:

STOCK TRANSACTIONS

For the year ended December 31, 2005, we reported various sales of unregistered securities in connection with the change of control of the Company in our Forms 8-K filed on March 10, 2005 and July 1, 2005 and in our report on Form 10-QSB for the three months ended March 31, 2005, filed on May 20, 2005. These previously reported transactions were made to a limited number of accredited and/or financially sophisticated investors who took for investment without a view to distribution.

Unrelated to the change of control of our Company, we also reported various sales of unregistered securities in our reports on Form 10-QSB for the three months ended March 31, 2005, filed on May 20, 2005 and for the three months ended June 30, 2005, filed on August 15, 2005, and in our current report on Form 8-K filed on May 26, 2005. These previously reported transactions were also made to a limited number of accredited and/or financially sophisticated investors who took for investment without a view to distribution.

On June 2, 2005 we sold to an accredited institution and an accredited individual investor 150,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares of common stock at $2.00 for a cash payment of $150,000. On June 9, 2005, we sold to an accredited individual 100,000 shares of common stock at $1.00 per share and warrants to purchase 100,000 shares of our common stock at $2.00 per share, for a cash payment of $100,000. On June 30, 2005 we cancelled 200,000 shares of our common stock previously issued to an accredited institution and an accredited individual investor, and issued in replacement warrants to purchase 50,000 shares of our common stock at $1.65 per share as a result of cancellation of an agreement previously executed in 2004 with the accredited entity.

On July 1, 2005 we sold to an accredited institution and an accredited individual investor 151,515 shares of common stock at $1.65 for $250,000.

Pursuant to agreements dated between November 30, 2005 and January 18, 2006, as previously reported and disclosed in detail in our Form 8-K filed on January 24, 2006, we sold a total of 228,835 shares of common stock, 143, 024 warrants to purchase common stock at $4.56 per share, and 30-day option assignments from a third party to purchase a total of 143,024 shares of common stock at $1.25 per share, as well as 13,333 shares of Series E Preferred Stock, to a total of eight accredited investors.

The shares issued or to be issued in each of the above transactions were sold or will be sold to a limited number of accredited and/or financially sophisticated investors who took for investment and without a view towards distribution. All of the shares of common stock and the other underlying securities were imprinted with an appropriate Securities Act legend and all shares of common stock with may be issued on the exercise of options or warrants or the conversion of preferred stock will bear such legend. The issuance of all the shares was, or on issuance will be, exempt from registration under the Securities Act pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Act and Regulation D thereunder.

30.

We see that you list 2,074,514 shares to be issued upon exercise of outstanding options. Please confirm whether or not you have registered or will register these securities and the common stock underlying them.

The company registered 1,000,000 shares of common stock issuable pursuant to its Amended and Restated 2000 Incentive Compensation Plan on a Form S-8 registration statement filed on September 10, 2003. The company will shortly file another Form S-8 registration statement to register both (i) an additional 3,000,000 shares of common stock now issuable pursuant to options granted or to be granted under the plan, and (ii) previously granted, currently exercisable options and the remaining options that may be granted under the plan.

31.

Please revise this section in accordance with each requirement of Item 701 of Regulation S-B. For example, you state that an officer exercised 200,000 options but do not disclose the terms of the exercise of the options

The section has been revised in accordance with each requirement of Item 701 of Regulation S-B. To simplify the disclosure, some items that had been previously reported in various of the company’s Form 10-QSB and Form 8-K filings have been deleted. Please see the response to comment 29 above. Disclosure of the officer’s exercise of 200,000 options was in any case not required pursuant to Item 701 since the shares the officer acquired had already been registered on a Form S-8. Please see the response to Comment 26 above for details of the exercise of those options.

Stock Transactions, page 19

32.

Please revise the table of outstanding convertible issues, in your future filings, to include the commitment date of the issuances and the market value of the common stock on the commitment dates. If you have not utilized open market transactions as a basis of determining the fair value of the common shares at the date of issuance of the convertible issues, please tell us your basis for determining the fair value.

We will revise the table of outstanding convertible issues in future filings to include the commitment dates of the issuances and the market value of the common stock on the commitment dates. We use close of business day quoted open market prices on the date of issuance of the convertible issues for the basis of determining the fair value.

Off-Balance Sheet Arrangements, page 30

33.	Your tabular presentation of the contractual obligations under your operating leases does not appear to be mathematically accurate. Please revise accordingly.

We will amend our registration statement in accordance with Exhibit 1 to this letter.

Item 9. Directors Executive Officers, Promoters and Control Persons,—page 33

34.	Please include the term of office in accordance with Item 401 of Regulation S-B.

Item 9 will be revised to include the following additional disclosure:

“All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.”

Item 10. Executive Compensation

35.

Please revise to provide your four most highly compensated executive officers other than the CEO in accordance with item 402(a)(2) of Regulation S—B or advise us why you have not provided that information.

We will amend our report in accordance with Exhibit 2 to this letter.

36.	Please revise to provide the tables on option grants and aggregated options exercises or supplementally explain their absence.

See amendment in response to comment 35 above.

Item 12. Certain Relationships and Related Transactions

37.	Please state, if true, that in the opinion of management the terms of the transactions were as fair to the company as could have been made.

We will amend our report as follows:

The following is a discussion of certain relationships and related transactions for the years ended December 31, 2005 and 2004. In the opinion of management, the terms of these transactions were as fair to the Company as could have been made with unrelated parties.

38.	We note that the Settlement Agreement mentioned on page 38 was settled with prejudice. Please revise to explain and consider including as a risk factor.

We have deleted the section subtitled “Goble Settlement Agreement” since the referenced settlement agreement was entered into on October 31, 2003 and consummated on November 6, 2003 (rather than in 2004, as mistakenly disclosed). Since the SEC’s rules only require disclosure of related party transactions for two years, the disclosure related to this transaction may be deleted in its entirety. With respect to the March 2005 transaction between Mr.Goble and the Company, also previously disclosed in the section subtitled “Goble Settlement Agreement”, Mr. Goble was not an officer, director or major stockholder of the Company at the time of the transaction, so no disclosure of that transaction is required either.

39.

Please expand this section to disclose more specific information pertaining to the various transactions to allow the reader to better understand them, and explain the basis for the price agreed upon, for example:

•	Disclose the purchase price of the Goble Shares

•	With respect to the Series B Convertible Preferred Stock, disclose the conversation rate and the dividend preference amount,

•

With respect to the Series A and C Preferred Stock, disclose the conversation rate of the Series A and dividend preferred amounts for each. Disclose the dollar amount of the severance obligation to the former officer and disclose who the former officer was. Explain how you evaluated the 7,062 shares of Series C at $770,040.

With respect to the Goble transaction, please see the response to Comment 38 above.

With respect to the transactions described under the subheadings “EFH Partners Transaction” and “Other Related Party Transactions,” we will revise our report as follows:

EFH Partners Transaction

Pursuant to the terms of that certain stock purchase agreement, dated March 8, 2005 between EFH Partners, LLC., a Delaware limited liability company and our company, we have executed all of the following transactions with EFH Partners, LLC that resulted in EFH Partners, LLC gaining control of our company:

o The Company sold 416,667 shares of common stock for $250,000 in cash;

o The Company sold (a) 7,000 shares of Series B Convertible Preferred Stock and (b) options to acquire 1,666,666 shares of common stock at an exercise price of $.60 per share, in exchange for $500,000 of cash and cancellation of a $200,000 note previously made by us which note was held by EFH Partners, LLC. According to its Certificate of Designation, the Series B Convertible Preferred Stock has a stated value of $100 per share, and is entitled to cumulative dividends, pari passu with the Company’s Series C Convertible Preferred Stock, at an annual rate per share of 3% of the stated value. It ranks prior to our Common Stock and has a conversion price of $0.60 per share, adjustable for stock splits, dividends, capital reorganizations, mergers or sale of substantially all of the company’s assets. It is convertible at any time at the option of the holder to such number of shares of common stock as shall be determined by dividing the stated value by the current conversion price;

o A trust established and administered by a former officer of ours sold to EFH Partners, LLC 500,000 shares and options to purchase from him an additional 1,050,000 shares of the Company’s common stock. The options expire on various dates from 24 to 42 months after May 20, 2005, and have exercise prices ranging from $1.25 to $2.25 per share

Pursuant to the terms of the certain stock purchase agreement, dated March 8, 2005, between the Company and Kevin M. Gagne and a trust controlled by Mr. Gagne (collectively, “Gagne”), on May 20, 2005 Gagne exchanged (a) 10,000 shares of the Company’s Series A Convertible Preferred Stock owned by Gagne, (b) certain outstanding debt owed to Gagne by the Company in the approximate amount of $240,000 and (c) the Company’s remaining severance obligations owed to Gagne, all for the Company issuing to Gagne 7,062 shares of Series C Convertible Preferred Stock with a stated value of $706,200 and agreeing to pay to Gagne $150,000, as provided in the stock purchase agreement. The Series C Convertible Preferred Stock is convertible into shares of Company common stock at $2.00 per share. The Company also repaid on May 20, 2005 a note owed to Gagne by the Company in the principal amount of $100,000.

Pursuant to the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock, the Series A Convertible Preferred Stock had liquidation preference of $30.00 per share and was entitled to cumulative dividends at an annual rate per share of 9% of the liquidation preference. It ranked prior to our Common Stock and has a conversion price of $2.00 per share, adjustable for stock splits, dividends, capital reorganizations, mergers or sale of substantially all of the company’s assets. It was convertible at any time at the option of the holder to such number of shares of common stock as shall be determined by dividing the issue price by the current conversion price. According to its Certificate of Designation, the Series C Convertible Preferred Stock has a stated value of $100 per share, and is entitled to cumulative dividends, pari passu with the Company’s Series B Convertible Preferred Stock, at an annual rate per share of 7 1/2% of the stated value. It ranks prior to our Common Stock and has a conversion price of $2.00 per share, adjustable for stock splits, dividends, capital reorganizations, mergers or sale of substantially all of the company’s assets. It is convertible at any time at the option of the holder to such number of shares of common stock as shall be determined by dividing the stated value by the current conversion price.

o On June 29, 2005, EFH Partners, LLC exercised options granted in conjunction with the sale of our Series B preferred stock for $750,000 in cash and cancellation of $250,000 of indebtedness.

Other Related Party Transactions

On December 9, 2005, the Company sold to Steven M. Horowitz, one of two managing members of EFH Partners, LLC, 10,000 shares of the Company’s Series E Preferred Stock valued at $75.00 per share in exchange for listed common stock valued at $783,750 at the time of the exchange, and convertible at the time of issuance to 213,675 shares of common stock.

We also executed the following two related party transactions:

o Issued 13,635 shares of our common stock to a member of our board of directors in exchange for $34,089 worth of convertible notes payable;

o Issued 15,200 shares of common stock to a former officer and major shareholder of the Company in exchange for $38,000 worth of convertible notes payable

Exhibits 31.1 and 31.2

40.

Please revise your certifications to comply with the required disclosure under Exchange Act Rules 13-a-l5(e) and 15d-l5(e) for disclosure controls and procedures and Exchange Act Rules 13a-15(f) and 15d-15(f) for internal control over financial reporting. Please refer to Item 601 of Regulation S-B. You currently include language not part of the certification and delete language required in the certification

The certifications have been revised to comply with Item 601 of Regulation S-B.

Form 10-KSB — Amendment Number Two for the Fiscal Year Ended December 31, 2005 and Filed on August 18, 2006

Report of Independent Registered Public Accounting Firm, page F-3

41.

We note that the Opinion included in this amendment differs from the one originally issued in your 2004 Form l0-KSB, without an updated date of the opinion or dual dating. Please revise to have your Independent Public Accountant provide a revised report with an updated audit report date or revise to have your independent public accountant include the original report. Please also tell us why your independent public accountant amended their report included in the originally filed 2004 10-KSB to remove the going concern language. Revise your future consents to explicitly reference the 10-KSB amendment number to which your auditor is consenting.

The prior auditors “reissued” the opinion included in the amendment Number 2 for the fiscal year ended December 31, 2005 filed in August 18, 2006. The reason for the reissue was that the Company, mistakenly, inserted the opinion from the 2004 10KSB. The 2004 10KSB opinion related to the 2004 and 2003 financial statements and the related notes. The 2004 financial statements included the balance sheet for December 31, 2004 and statements of operations, cash flows and stockholders’ deficit for the two years ended December 31, 2004. The 2004 opinion included a going concern explanation paragraph and related note detailing managements’ plan. We have revised the consent to explicitly reference the 10-KSB amendment number to which the auditor is consenting and will continue to do so in the future.

The financials statements which relate to the prior auditors’ opinion included in the 2005 10KSB were only the statements of operation, cash flows and stockholders’ deficit for the year ended December 31, 2004. The 2005 financial statements did not include any notes which related to a going concern issue.

Therefore, when the Company requested the prior auditors to consent in the Registration statement to the inclusion of the opinion which was included in the 2005 10 KSB, the prior firm declined to consent to an inappropriate opinion. The firm reissued the opinion to reflect the proper financial statements and notes included in the 2005 10KSB.

Future consents issued by the prior auditors will explicitly reference the opinion included in the 10KSB amendment number 2.

Please refer to AU 508.68 and 69 for the example of the circumstances when an opinion is updated.. See AU 508.71 to 73 regarding reissuance of opinions. See AU 508.76 which indicates that the auditor is not required to include an uncertainties explanatory paragraph in a reissued opinion on subsequent financial statements.

AU 530.06 indicates that reissued reports should use the original date of the opinion...Updated reports need to be “dual dated”.

Consolidated Statement of Operations, page F-5

42.

In the course of the review of your 2004 Form 10-KSB, you represented in your correspondence dated November 7, 2005, that you intended to present your trading revenues on a gross basis. Please revise your Statement of Operations accordingly.

Item 7 of our correspondence dated November 7, 2005 was in response to the corresponding Comment in your letter of September 23rd 2005 in which you requested that we revise our note to the financial statements to quantify amounts that are netted to arrive at “Trading Revenues, net” as presented on our Statement of Operations. Paragraph 4.56 of the AICPA Audit and Accounting Guide states: “Trading gains and losses, which are composed of both realized and unrealized gains and losses, are generally presented net.” We will amend our Note 2 to our financial statements to disclose gross realized and unrealized gains and net unrealized losses.

Consolidated Statement of Cash Flows, page F-6

43.	Please revise to present the cash flows associated with the overdraft as a financing activity or tell us how you determined operating presentation was appropriate.

We will amend our report in accordance with Exhibit 4.

44.

On your income statement you have presented a gain from the sale of your online trading discount business in the amount of $452,000. You have presented the same amount as a cash inflow from investing activity. Please revise to disclose why the full amount of the proceeds received Constituted a gain (i.e. why there is no cost basis in the disposed operations).

We believe the sale of the online trading discount business was insignificant, as the total revenues of the business approximated only 2% of revenues. The online trading discount business was simply a carve out of the customers associated with those trades. The customer list, which had been internally developed, was the only asset sold. No liabilities were transferred. Accordingly, there was no recorded basis in the assets sold.

45.	P1ease revise your operating section to reflect the gain recognized on the disposal of the trading discount business.

Because this transaction was not significant to our normal business operations, we believe the current presentation provides the reader of our financial statements the most useful information related to this transaction.

Note 1: Nature of Business page F-10

46.

Please revise to present the operations and the gain associated with the disposition of the online discount trading business as discontinued operations or tell us why such presentation is not appropriate, Please refer to SFAS 144.

As stated above, the only asset sold was the customer list related to the online discount trading. The online discount trading was conducted with the same facilities, software, offices, etc. and accordingly was not a separate business to be reported as discontinued operations.

Note 3: Change of Control

47.	Please revise to clearly disclose any previous relationship with EPH Partners, LLC, prior to EFH obtaining control of your management or confirm in your disclosure that no prior relationship existed.

We will amend our report as follows:

Due to the above transaction, the Purchaser has gained control of the Company from the former officer. No prior relationship existed between the Purchaser and the Company or its management.

48.

We note your disclosure regarding the issuance of convertible preferred shares and response to comment 4 in your letter to the staff dated April 5, 2006. In your response you note that you determined the conversion feature was not “in the money” at the commitment date. Given that your shares appear to have been trading at $0.72 per share on March 8, 2005, it appears that a beneficial conversion feature of $0.12 per share existed at the commitment date based on your stated conversion price of $0.60. Please revise your financial statements accordingly to account for the beneficial conversion feature consistent with the guidance of paragraph 8 of EITF 98-5 or tell us how you determined the conversion feature did not require recognition.

In our report we reflect deemed dividends from the beneficial conversion feature of our preferred series B stock in the amount of $111,292. Our calculation is based on the stock trading at approximately $.70 per share on the commitment date March 4, 2005. A beneficial conversion feature of approximately $.10 per share existed on that date based on our stated conversion price of $0.60. By our calculation the value of the beneficial conversion feature was approximately $111,292 (1,166,666 shares x $0.10 per share).

49.

From your disclosure, it appears that the option to purchase 1.7 million shares at $0.60 per share, which was issued in connection with the financing arrangement, represents a loan origination fee. Please tell us how you considered the guidance of SPAS 91 in determining the accounting treatment of the option issued.

The Company does not believe that SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, applies to the transactions related to the option to purchase 1.7 million shares at $0.60 per share. The Company’s conclusion is based on the following:

▪

Paragraph 2 of SFAS 91 states that it applies to “...nonrefundable fees and costs associated with lending activities and loan purchases.” Paragraph 2 further states: “Lending, committing to lend, refinancing or restructuring loans, arranging standby letters of credit, syndicating loans, and leasing activities are “lending activities” for purposes of this Statement. The lender’s activities that precede the disbursement of funds can generally be distinguished between (a) efforts to identify and attract potential borrowers and (b) efforts necessary to originate a loan or loan commitment after a potential borrower requests a loan or loan commitment.” The Company is not normally engaged in “lending activities” and did not engage in the lending activities described in (a) and (b).

▪	These transactions relate to the sale of preferred stock. The loans involved in the transactions were ancillary to the sale of preferred stock.
▪	The Company did not disburse funds in connection with these transactions.

Note 5: Notes Receivable, page F-17

50.

Please disclose how you evaluated the receivable balances for collectibility and evaluated the need to establish an allowance for uncollectible receivables. In your revision, please disclose when you anticipate the receivable balance will be fully collected.

We will amend our report as follows:

Long Island note:

Principal and interest payments on the Long Island note are paid from the override commission and fees generated by the registered representatives of the Long Island office. The note payments are calculated using an amount that represents, the difference between commission payments to the registered representatives in that location and, ninety percent of gross commissions generated. Payments will also include 50% of the income generated from the office’s transaction charges. The note carries a 10% interest rate and matures on October 5, 2008 unless otherwise extended by mutual agreement. At December 31, 2005, the note was credited with payments of $15,133. We evaluated the collectibility of the Long Island Note by obtaining a credit analysis of the borrower. We also prepared financial projections through the maturity date of the Note of the underlying business related to the Note. We believe the full amount of the Note will be paid on its October 2008 maturity date.

New York and Boca Raton notes:

These notes carry a 10% interest rate and are due on demand from employees. We plan to collect these Notes in 2007.

Note 10 Equity, page F-20

51.

We note that you have entered into a number of transactions in which common shares and warrants were sold in the same transaction Please tell us how you have assigned the cash proceeds between the common shares and warrants issued. Refer us to the technical literature you considered.

The Company assumes that following are the transactions to which you refer where common shares and warrants that were sold in the same transaction:

▪

The Company cancelled 200,000 shares of common stock and issued warrants to purchase 50,000 shares of our common stock, at $1.65 per share, as a result of cancellation of an agreement previously executed in 2004. The cancellation of the 200,000 shares of common stock was recorded as a $2,000 debit to common stock and a $56,409 debit to paid-in capital for the stock, and a credit to paid-in capital. The 50,000 warrants were valued at $58,409, which is the computed value of the 50,000 warrants using the Black-Scholes method.

▪

Sold 100,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $2.00 for $100,000; sold 150,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $1.50 per share for $150,000; and sold 151,515 shares of common stock at $1.65 for $250,000.

The warrants for the first transaction were valued at $78,902 using the Black-Scholes method. The transaction was recorded by crediting paid in capital for the $78,902 value of the warrants, crediting common stock for its $1,000 par was value, and crediting paid in capital for $20,098, to account for the $100,000 proceeds.

▪

The warrants for the second transaction were valued at $47,341 using the Black-Scholes method. The transaction was recorded by crediting paid in capital for the $47,341 value of the warrants, crediting common stock for its $1,500 par value, and crediting paid in capital for $101,159, to account for the $150,000 proceeds.

▪

The warrants for the third transaction were valued at $192,117 using the Black-Scholes method. The transaction was recorded by and crediting paid in capital for the $192,117 value of the warrants, crediting common stock for its $2,500 par was value, and crediting paid in capital for $55,383, to account for the $250,000 proceeds.

▪

Sold 20,000 shares of common stock at $2.50 per share, five year warrants to purchase 12,500 shares of our common stock at $3.73 and a thirty day option assignment from a stockholder to purchase 12,500 shares of stock at $1.25 per share from a former officer for $50,000

▪

The warrants for this transaction were valued at $26,694 and the third-party options were valued at $12,498. Both were valued using the Black-Scholes method and those amounts were credited to paid in capital. Common stock was credited for its $200 par value, and paid in capital was credited for $10,608, to account for the $50,000 proceeds.

▪

Sold 100,000 shares of common stock, five year warrants to purchase 62,500 shares of our common stock at $3.73 and a thirty day option assignment to purchase 62,500 shares of stock at $1.25 per share for $250,000

▪

The warrants for this transaction were valued at $133,469 and the third-party options were valued at $62,498. Both were valued using the Black-Scholes method and those amounts were credited to paid in capital. Common stock was credited for its $1,000 par value, and paid in capital was credited for $53,033, to account for the $250,000 proceeds.

Note 13: Income Taxes, page F-24

52.

We note your response to Item 7 dated April 5, 2006. Please disclose here or in MD&A the specific information management considered in determining that no tax valuation allowance was necessary in your response, please address the fact that your pretax net income, excluding the gain from the disposition of your online trading business, would have resulted in a pretax loss for the year ended December 31, 2005 and that in the past three years you have failed to produce positive pretax net income from your continuing operations.

As stated in Note 13 to the Company’s financial statements for the year ended December 31, 2005 (on page F-24 of the Form 10-KSB/A filed on August 18, 2006) the Company believes that based on current operations and future projections, the benefits arising from the deferred tax assets will be realized. As shown on the table in that Note, the primary component of the Company’s deferred tax asset at December 31, 2005 relates to net operating losses. The future benefits from the Company’s net operating looses expire beginning in 2022. Based on the amounts and future expiration dated of the benefits from net operating losses and on projections of positive future pretax net income, the Company believes that such benefits will come to fruition. Factors, which were already in place, we considered in evaluating our future projections to support positive future pretax net income included, but were not limited to, we expanded our office foot print and product line, we have successfully attracted new brokers to our Company, we have built an experienced corporate finance team, and we are actively evaluating potential acquisitions. Furthermore, the Company has become profitable and is utilizing the loss carryforwards.

53.

You disclose that the deductible amount related to your net operating loss is limited to $630,000 per year; however, in your tax rate reconciliation you have reduced your tax obligation by $1.4 million related to the net operating loss carry forward. Please revise to correct this apparent inconsistency or disclose how this can be reconciled.

The net operating loss is limited to $630,000 per year for tax purposes; however, that limitation does not apply to net income or loss under GAAP. Therefore, we computed the tax rate reconciliation based on the expected benefit without regard to the limitation imposed by tax regulations. That limitation does not apply to the total benefits expected from net operating losses. It is a limitation on the tax benefits as they relate to taxable income rather than GAAP income. For example, consider the situation where the Company’s pre-tax income under GAAP is $5,000,000. In that case, if there no other GAAP-tax differences, taxable income would be $5,000,000 less the full carryforward of $3,889,000 or $1,111,000 without regard to the limitation. The resulting federal tax would be $378,000 [$1,111,000 × 0.34]. With the limitation, taxable income becomes $4,370,000, resulting in a federal tax of $1,486,000. The difference in taxes of $1,108,000 will still offset future taxes, assuming future positive taxable income. In our view, the tax rate reconciliation should reconcile taxes at statutory rates on GAAP pretax income vs. taxes on normal pre-tax taxable income. We believe that this approach satisfies the requirements of Regulation S-X, Rule 4-08 h. 2.

54.

We note in your income tax reconciliation that you have recognized $645,000, related to the amortization of intangibles; however, you do not appear to have any intangible assets for U.S. GAAP purposes. Please revise to disclose the intangible assets for which amortization is being deducted and the nature of this deduction and why no intangibles are recorded for GAAP purposes.

We will amend our report as follows:

The Company has net operating loss carryforwards for federal tax purposes of approximately $3,889,000 which expire in years 2022 through 2024. The amount deductible per year is limited to approximately $630,000 under current tax regulations. The intangibles being amortized are Internal Revenue Code Section 197 intangibles that must be amortized over 15 years for tax purposes. Specifically, the intangibles are customer base intangibles that have been are fully amortized or written off due to impairment as required under SFAS 142.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

General

55.	Please revise this filing to address the above comments, as applicable, including the required SFAS 154 disclosures for restatement.

SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that SFAS 154 applies to any of the comments in this letter.

Note 2: Stock Based Compensation page 7

56.

We note that your assumption related to the volatility of your shares of stock has been revised significantly compared to the assumption reported in the 2005 Form 10-1(5.8. Please revise to clearly disclose your basis for the change to this assumption, specifically disclose the timing of the factors that lead to this change and why it should be reflected in the period ended June 30, 2006.

The 2005 Form 10-KSB discloses a computed volatility of 100.5% for 2005 grants. The Form 10-QSB for the fiscal quarter ended June 30, 2006 discloses a computed volatility of 58% for grants made during the six months ending June 30, 2006. The different volatilities are based on different historical stock price periods used to calculate volatility. The 100.5% is based on historical prices through December 31, 2005 while the 58% is based on monthly historical prices for the 12 month period ending June 30, 2006.

57.

Please tell us the terms of the options granted in 2006 and the basis for your classification of the fair value of the entire grant as contra equity at the grant date. Please refer ‘is to the specific paragraphs of SFAS 123(R) upon which you relied.

As disclosed in the report, the Company granted options to acquire 201,500 shares of the Company’s common stock, with an exercise price of $4.85 per share. The exercise price was 120% of the market price on date of grant. Although the options were approved under one grant, the options were divided among 22 employees. The vesting period is pro rata over three years, with a term of 10 years.

We will amend our report in accordance with Exhibit 5 to change the presentation from contra equity to be included with paid-in-capital.

Note 4: Secured Demand Notes Receivable, page 9

58.	Please disclose the line item where the recovery of the trading losses is presented in your statement of operations.

We will amend our report as follows:

“4. SECURED DEMAND NOTES RECEIVABLE

The Company has secured demand notes receivable totaling $1,348,357 due from two of its employees to recover trading losses incurred by them in the same amount for the three and six months ended June 30, 2006. These notes are due on demand and are secured by marketable securities pledged by the two individuals as collateral for the notes (see notes 12 and 13). The recovered trading losses are included in trading income for the three and six months ended June 30, 2006. The recovered trading losses related primarily to short sales of stock and were comprised of realized losses totaling $1,089,733 and unrealized losses of $258,624”.

59.

Please clearly disclose the specific terms of the arrangement which required your employees to repay trading losses incurred by them, specifically identify, by nature and amount, which trading losses are affected by this arrangement for each period presented. In your response, please tell us the technical accounting guidance you relied upon in determining the accounting treatment.

See amendment changes above in comment 58.

The Company has accounted for the notes as general obligations of the counter parties and thus has accounted for the notes as assets (i.e., future benefits) as assets are defined by Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. The Company also believes that these notes are secured by securities that are readily marketable and, therefore, the notes do not require any allowance for doubtful collection.

Note 8: Earnings per Share, page 11

60.	Please disclose why no preferred stock dividends on Series B and D shares were considered for the 2006 computations of earnings per share.

Series B dividends are included. Series D has no dividend.

Very truly yours,

/s/Stephen A. Zelnick

Stephen A. Zelnick

EXHIBIT 1

                             Payment due by period
                             ---------------------
                                       Less than                        More than
Contractual Obligations        Total    1 year    1-3 years  3-5 years   5 years
-----------------------      --------  ---------  ---------  ---------  ---------
Long-term debt obligations   $904,167   $904,167       -          -         -
Capital lease obligations        -          -          -          -         -
Operating lease obligations  $660,660   $207,506   $428,712    $24,442

EXHIBIT 2

Executive Compensation

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2005, 2004, and 2003 by (i) Empire’s Chief Executive Officer, (ii) Empire’s Chairman of the Board of Directors and (iii) the most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the 2005 fiscal year and whose salary as determined by Regulation S-B, Item 402, exceeded $100,000. There are no other executive officers of Empire whose compensation exceeded $100,000. The individuals falling within categories (i), (ii) and (iii) are collectively referred to as the “Named Executives”. We did not offer stock appreciation rights or make any long-term incentive plan payouts during these three fiscal years.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options
Donald A. Wojnowski Jr. (1) President and Chief Executive Officer	2005 2004 2003	$250,000 150,000 150,000	$47,006 -- --	-- $82,181 312,471	-- -- --	300,000 -- 125,000

Steven M. Rabinovici (2)	2005 2004 2003	$50,000 -- --	$4,991 -- --	$20,000 -- --	-- -- --	-- -- --

Rodger E. Rees (3) Chief Financial Officer and Secretary	2005 2004 2003	$180,000 135,000 135,000	$37,136 5,445 14,665	-- -- --	-- -- 20,000	-- -- 30,000

———————

(1)           Mr. Wojnowski served as Vice President of Business Development from September 1999 through February 2004 and was elected as President in June 2004 and elected Chief Executive Officer in July 2005. Other annual compensation for Mr. Wojnowski consists of brokerage commissions.

(2)           Mr. Rabinovici was elected Director of Empire pursuant to the stock purchase agreement of March 8, 2005 (see “Change of Control” above) and took office as Director on May 23, 2005. He was elected Chairman of the Board in July, 2005 and in that position acts in a similar capacity to Empire’s Chief Executive Officer.

(3)           Mr. Rees was elected as Chief Financial Officer and Secretary in May 2005. During 2004 and 2003, Mr. Rees served as Chief Operating Officer and Director of Independent Broker/dealer Services, respectively.

The following table sets forth all stock option activity for the above Executive Officers of the Company for the year ended December 31, 2005.

Stock Options Tables

Options Granted in 2005

Name and Principal Position	Year	Number of Option Shares Granted	Percent of Total Options Granted to Employees in 2005	Exercise Price Per Share	Expiration Date
Donald A. Wojnowski Jr. President and Chief Executive Officer	2005	300,000	24.1%	$2.00	6-1-2015

Steven M. Rabinovici	2005	200,000	16.1%	$2.00	6-1-2015

Rodger E. Rees Chief Financial Officer and Secretary	2005	0	0	0

Stock Options Tables

Options Exercised and Value of In-The Money Options at December 31, 2005

Name and Principal Position	Year	Shares Acquired on Exercise	Value Realized	Number of Unexercised Option Shares	Value of Unexercised In-The-Money Option Shares
Donald A. Wojnowski Jr. President and Chief Executive Officer	2005	0	0	425,000	$637,500

Steven M. Rabinovici	2005	0	0	200,000	$300,000

Rodger E. Rees Chief Financial Officer and Secretary	2005	0	0	280,000	$446,400

EXHIBIT 3

EQUITY MARKET-MAKING TRADING REVENUES, NET - Consist of net realized and net unrealized gains and losses on securities traded for the Company’s own account. Trading revenues are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. Gains or losses are recorded on a trade date basis. Equity market-making trading revenues consisted of the following for the years ended December 31, 2005 and 2004.

	Year ended December, 31
	2005	2004
Net realized gains and losses	$5,839,152	$5,341,189
Unrealized gains	347,871	74,290
Unrealized losses	(735,208)	(351,846)
Equity market making trading revenues, net	$5,451,815	$5,063,633

EXHIBIT 4

                           EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                         TWELVE MONTHS   TWELVE MONTHS
                                                                             ENDED           ENDED
                                                                          December 31,    December 31,
                                                                             2005             2004
                                                                         -------------   -------------
Cash flows from operating activities
  Net income (loss) .................................................... $ 2,462,481     $(1,571,570)

  Adjustments to reconcile net income (loss) to net cash
   provided from operating activities
    Depreciation and amortization ......................................      77,443          30,061
    Amortization of customer lists .....................................           -         145,393
    Amortization of deferred compensation ..............................      63,683          70,145
    Provision for income tax benefits ..................................  (2,117,000)              -
    Proceeds from of sale of online trading discount business ..........    (452,000)              -
    Reversal of non-cash charge for stock ..............................    (240,000)              -
    Unrealized loss on securities ......................................     460,543               -
    Non-cash compensation expense ......................................      88,480         305,001
  (Increase) decrease in operating assets:
    Commissions and other receivables from clearing organizations ......   1,597,305      (1,511,842)
    Deposits at clearing organizations .................................    (768,916)       (100,304)
    Trading account securities, net ....................................  (1,135,894)        789,832
    Prepaid expenses and other assets ..................................    (294,488)         81,019
    Cash in escrow .....................................................    (350,000)              -
  Increase (decrease) in operating liabilities:
    Accrued expenses and other liabilities .............................    (669,833)      1,075,605
                                                                          -----------     -----------

      Total adjustments ................................................  (3,740,677)        884,910
                                                                          -----------     -----------

      Cash used by operating activities ................................  (1,278,196)       (686,660)

Cash flows from investing activities
  Purchases of furniture and equipment .................................    (162,179)       (151,256)
  Issuances of notes receivable ........................................  (1,806,701)              -
  Proceeds from sale of online trading discount business ...............     452,000               -
  Payments on notes receivalble ........................................      15,133               -
                                                                          -----------     -----------

    Total cash used by investing activities ............................  (1,501,747)       (151,256)
                                                                          -----------     -----------

Cash flows from financing activities
  Payments on notes payable ............................................  (1,721,528)       (177,778)
  Proceeds from issuance of notes payable ..............................   1,825,000         372,089
  Proceeds from line of credit .........................................     350,000               -
  Proceeds from sale of securities .....................................   2,350,000          25,000
  Proceeds from sale of warrants .......................................           -         125,000
  Proceeds from sale of options ........................................     750,000               -
  Fees paid for sale of stock ..........................................    (342,609)              -
  Stock subscriptions receivable .......................................      50,000               -
  Cash overdraft .......................................................    (144,202)         144,202
                                                                          -----------     -----------

    Total cash provided by financing activities ........................   3,116,661         488,513
                                                                          -----------     -----------

  Net increase (decrease) in cash and cash equivalents .................     336,719        (349,403)

  Cash and cash equivalents at beginning of period .....................      43,880         393,283
                                                                          -----------     -----------

  Cash and cash equivalents at end of period ........................... $   380,599     $    43,880
                                                                          ===========     ===========
                                                                                  (continued)
                   See accompanying notes to the consolidated financial statements.

                                                  F-6

EXHIBIT 5

                        EMPIRE FINANCIAL HOLDING COMPANY
            CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
                                  JUNE 30, 2006

                                     Assets

Cash and cash equivalents ....................................... $    786,430
Marketable securities owned, at market value ....................    3,590,095
Commissions and other receivables from clearing organization ....      499,708
Secured demand notes receivable .................................    1,348,357
Deposits at clearing organization ...............................    1,087,987
Furniture and equipment, net ....................................      278,861
Prepaid expenses and other assets ...............................      766,424
Deferred tax asset ..............................................    1,984,441
Cash in escrow ..................................................      350,000
Notes receivable ................................................    4,247,841
                                                                   ------------

  Total assets .................................................. $ 14,940,144
                                                                   ============

                      Liabilities and stockholders' equity

Accrued expenses and other liabilities .......................... $    843,629
Due to clearing organization ....................................    2,924,032
Securities sold, but not yet purchased, at market value .........    1,680,072
Notes payable ...................................................      962,500
Income taxes payable ............................................      190,755
                                                                   ------------
  Total liabilities ............................................. $  6,600,988
                                                                   ------------

Commitments and Contingencies

Stockholders' equity:

Convertible preferred stock, series B, C, D, E and F, $.01
  par value 1,000,000 shares authorized 890,426 issued and
  outstanding ................................................... $      8,904
Common stock, $.01 par value
  100,000,000 shares authorized
  6,889,005 shares issued and outstanding .......................       68,890
Additional paid-in capital ......................................   13,582,503
Accumulated deficit .............................................   (5,321,141)
                                                                   ------------

  Total stockholders' equity .................................... $  8,339,156
                                                                   ------------

  Total liabilities and stockholders' equity .................... $ 14,940,144
                                                                   ============